Filed pursuant to Rule 433

Registration Statement No. 333-227399

October 2020 Senior Unsecured Notes Offering NASDAQ: GFN

Safe Harbor Statement 2 Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the “SEC”). This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided. The Issuer has filed a registration statement (including a prospectus supplement) on Form S-3 (File No. 333-227399) with the Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The prospectus request language on the safe harbor on page 2 should include Janney and read: “Alternatively, you can request a copy of the prospectus from D.A. Davidson & Co. by calling toll-free (800) 332-5915 or emailing prospectusrequest@dadco.com, B. Riley Financial, Inc. by calling (703) 312-9580 (collect) or emailing prospectuses@brileyfin.com, or Janney Montgomery Scott LLC by calling (215) 665-4450 (collect) or emailing prospectus@janney.com”

Offering Summary 3 Issuer General Finance Corporation (NasdaqGM: “GFN”) Offering Format SEC Registered Securities Offered Senior Unsecured Notes Offering Size $40.0 million, with 15% overallotment option Denominations $25.00 and integral multiples of $25.00 in excess thereof Maturity 2025 Estimated Coupon 8.00% area, payable quarterly Rating Not rated Ranking Senior unsecured, pari passu with existing and future senior unsecured obligations of the Issuer Effectively subordinated to secured debt and debt of subsidiaries Optional Redemption Years 1 and 2 – Callable at par plus a make-whole premium Year 3 – callable at 104.5% of par. Year 4 callable at 102.25% of par. Year 5 callable at par. Equity Clawback Up to 35% within the first 2 years of the aggregate principal amount of the Notes at par plus coupon Use of Proceeds Redeem a portion of 8.125% Senior Notes due 2021 Expected Pricing October 22nd Listing NASDAQ Global Market expected within 30 days of issue date Joint Bookrunning Managers D.A. Davidson & Co., B. Riley Securities, Inc. and Janney Montgomery Scott Co-Managers William Blair & Company, National Securities Corporation and Wedbush Securities Inc.

General Finance at a Glance Leading provider of specialty rental solutions in the portable (or mobile) storage, liquid containment and modular space industries (portable services) Broad and expanding geographic presence with 105 primary branch locations across North America and Asia-Pacific with 100,645 fleet units Pac-Van and Lone Star Tank Rental in North America Royal Wolf in the Asia-Pacific region Southern Frac, a domestic manufacturer of portable liquid storage tanks and, under the trade name Southern Fab, other steel-related products FY 2020 consolidated revenues of $356.4 million; consolidated adjusted EBITDA of $97.8 million* 4 *Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Our Specialty Rental Services Fleet Categories 5 Storage Containers Freight Containers Mobile Offices Modular Buildings Liquid Containment Tanks Office Containers Portable Storage Fleet Units Modular Space Fleet Units Liquid Containment Fleet Units Fleet Units (6/30/20): 68,751 Fleet Units (6/30/20): 1,173 Fleet Units (6/30/20): 4,194 Fleet Units (6/30/20): 13,501 Fleet Units (6/30/20): 4,291 Fleet Units (6/30/20): 8,735 High quality fleet with quick paybacks, low maintenance costs and long useful lives Over 15-month average rental duration for storage containers; 16 months for modular space and 9 months for liquid containment tanks

Investment Highlights 6 Human Capital Expansion Platform Financial Performance Attractive Asset Class Senior management drives disciplined growth strategies, operational guidance and capital markets support Most experienced and industry leading acquisitions team Top five market leader in North America with ample geographic development and expansion potential Market leader in Australia and New Zealand with focus to increase rental penetration Diversified customer base Strong discretionary free cash flow Greater focus on leasing positively impacts EBITDA margins Long lived assets, rapid payback and low maintenance capex Differentiation and diversification of lease fleet

Experienced Senior and Field Level Management Team 7 Name Title Prior Experience Jody Miller President, CEO EVP and COO, Mobile Mini SVP, Mobile Services Group - SVP, RSC Equipment Rental Charles Barrantes EVP, CFO - VP and CFO, Royce Medical Company - CFO, Earl Scheib, Inc. - Arthur Andersen & Co. Christopher Wilson General Counsel, VP & Secretary - General Counsel and Assistant Secretary, Mobile Services Group, Inc. - Associate, Paul Hastings LLP Jeffrey Kluckman EVP, Global Business Development - Head of Mergers and Acquisitions, Mobile Mini, Mobile Services Group and RSC Equipment Rental Neil Littlewood CEO of Royal Wolf COO, Royal Wolf Executive General Manager, Royal Wolf EVP, Coates Hire Theodore Mourouzis CEO, President of Pac-Van - Controller for a 3M joint venture - Management consultant, Deloitte & Touche - President of a picture framing distributor and CFO of its holding company Dedicated senior executive management team with an average of over 20 years of industry experience Regional management personnel have specific product expertise and an average of over 15 years of industry experience

8

Leadership Position in North America with Extensive Branch Network

- Top 4 recognized provider on national, regional and local level
- 63 primary branches in the United States - presence in 52 of top 100 MSAs
- 3 primary branches in Western Canada
- FY 2020 Net Promoter Score ("NPS") of 85 for Pac-Van
- Total lease fleet of 55,182 units
- FY 2020 revenue of $233.5 million
- FY 2020 adjusted EBITDA of $71.5 million*
- Demonstrated track record of growth
  - Market share gains
  - Accretive acquisitions
  - Greenfield openings
  - National accounts
  - Product innovation
  - Online ordering

North American Branch Network


Edmonton, AB, CA
Calgary, AB, CA
Vancouver, BC, CA
Seattle
Yakima
Portland
Watford City
Elko
Salt Lake City
Denver
Bakersfield
Las Vegas
LA-Chino
Phoenix
Madison
Green Bay
Milwaukee
Quad Cities
Des Moines
Chicago
Elkhart
Detroit
South Royalton
Tilton
Boston
Pittsburgh
Trenton
Philadelphia
Kansas City
Indianapolis
St. Louis
Wichita
Springfield
Charleston
Baltimore/DC
Nashville
Little Rock
Memphis
Raleigh
Charlotte
Greenville
Atlanta
Midland
Dallas
Birmingham
Kermit
Lafayette
Albany
Austin
Houston
Jacksonville
San Antonio
Houma
Panama City
Kenedy
Tampa
Orlando
Corpus Christi
Miami
OHIO
Cincinnati
Cleveland
Columbus
Toledo
KENTUCKY
Lexington
Louisville
Paducah

GeneralFINANCE CORPORATION

Note: Branch figures as of June 30, 2020.
*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

9

#1 Market Share Leader in Asia-Pacific

- Leadership position with 35% market share(1) in Australia and 50% market share(1) in New Zealand
- Only container leasing and sales company with a nationally integrated infrastructure/workforce
- Largest branch network of any storage container company in Australia and New Zealand
  - 24 primary branches in Australia
  - 15 primary branches in New Zealand
  - Represents all major metropolitan areas
- FY 2020 Net Promoter Score of 74
- Total lease fleet of 45,463 units
- FY 2020 revenue of $115.6 million
- FY 2020 adjusted EBITDA of $31.1 million(2)

Asia-Pacific Branch Network


Darwin
Cairns
Townsville
Rockhampton
Brisbane - Banyo
Toowoomba
South Brisbane
Gold Coast
Coffs Harbour
Newcastle
Geraldton
Perth-Bassendean
Central Coast
Moorebank
Wollongong
Adelaide
Albury
Canberra
Melbourne -Sunshine
Geelong
Gippsland
Melbourne - Clayton
Launceston
Hobart
Whangarei
Silverdale
Auckland
Tauranga
Hamilton
Napier
New Plymouth
Palmerston North
Nelson
Wellington
Christchurch
Cromwell
Timaru
Dunedin
Invercargill

Note: Branch figures as of June 30, 2020.
(1) Management estimate.
(2) Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Diversified Customer Base 10 Approximately 50,000 customers in over 20 industries Largest customer in each geographic venue accounted for less than 6% of venue’s respective FY2020 revenue Note: TTM (3/31/19) revenue breakdown for North America, Asia-Pacific and Combined Leasing Operations. Combined Leasing Operations FY 2020 North America Leasing Operations FY 2020 Asia-Pacific Leasing Operations FY 2020

Compelling Unit Economics 11 Best Rental Asset Typical Cost: $2,500 - $3,000 Typical Utilization Rate: 80% Minimal Maintenance Expense Typical Rent: ~$100/Month Long Economic Life High Incremental EBITDA Margin Attractive Tax Attributes Avg. Rental Duration over 15 months

($ in millions) Historical Financial Summary 12 Revenue Free Cash Flow Before Net Fleet Activity and Acquisitions(1) Adjusted EBITDA(1) ($ in millions) ($ in millions) Leasing Revenue ($ in millions) Cumulative Free Cash Flow $354 million Adjusted EBITDA and Free Cash Flow are Non-GAAP financial measures. Please see reconciliations in the Appendix. CAGR 7.7% CAGR 11.1% CAGR 10.9% $38 $46 $53 $69 $84 $61 $61 $88 $107 $98 21% 22% 22% 24% 28% 21% $0.2 25% 28% 27% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% $0 $20 $40 $60 $80 $100 $120 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2019 FY2020 $182 $212 $246 $287 $304 $286 $277 $347 $378 $356 $0 $70 $140 $210 $280 $350 $420 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2019 FY2020 $90 $104 $123 $151 $200 $168 $176 $215 $241 $228 $0 $50 $100 $150 $200 $250 $300 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2019 FY2020 $13 $22 $23 $32 $33 $42 $27 $50 $51 $61 $0 $20 $40 $60 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2019 FY2020

Disciplined Balance Sheet Management and Capital Allocation 13 13 Leverage(2) and Net Debt Net Fleet Capital Expenditures, Acquisitions and Fleet Count Proven track record of organic and acquisition growth Fleet capital investment is discretionary and has been a significant component of our total investment spending Minimal maintenance capital expenditure requirements creates ability to generate free cash flow during a potential economic downturn Includes $70.4 total purchase consideration paid for noncontrolling interest in Royal Wolf. Represents total debt, less cash, divided by FY Adjusted EBITDA. ($ in millions) (in thousands) ($ in millions) (1) Includes Lone Star Tank Rental, acquired in April 2014, for the full fiscal year. 3.4x 3.6x 3.0x 3.4x 4.2x 5.6x 5.7x 4.6X 3.7x 3.7x FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2019 FY2020 Leverage Net Debt (3) $130.0 $167.0 $156.7 $293.5 $350.2 $342.9 $347.8 $405.6 $400.7 $362.3 $16.1 $45.4 $47.6 $65.7 $54.6 $20.8 $21.8 $21.1 $38.5 $20.2 $1.0 $4.6 $18.0 $119.2 $37.7 $22.6 $5.4 $86.5 $22.3 $2.5 41.3 48.9 54.3 61.6 72.9 72.9 80.7 85.8 99.7 100.6 $0.0 $25.0 $50.0 $75.0 $100.0 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2019 FY2020 Net Fleet CapEx Acquisitions Total Fleet

Capital Structure as of 6/30/20 14 Corporate Asia-Pacific Leasing Operations North America Leasing and Manufacturing Operations Consolidated cash $17.5 million Debt $76.8 million 8.125% Senior Notes1 $124.0 million outstanding on $149.2 million (A$217.0 million) Senior Credit Facility2,3 $171.0 million outstanding on $285.0 million Senior Credit Facility $8.0 million – other Common equity 30.0 million shares outstanding 100% of shares owned by General Finance North America leasing and manufacturing operations, 100% owned by General Finance Cumulative preferred stock $40.1 million 1Net of $0.6 million deferred financing costs for the Senior Notes. 2Asia-Pacific Leasing Operations amounts are translated into U.S. Dollars based on $0.6877 AUD/USD as of 6/30/20. 3Net of $0.3 million deferred financing costs for the Asia-Pacific Senior Credit Facility.

Appendix

General Finance Organizational Structure (1) (2) Summary organization chart is illustrative and does not reflect the legal operating structure of General Finance. Reflects consolidated revenues for FY 2020. A-1 Pac-Van, Inc. Lone Star Tank Rental Inc. Southern Frac, LLC General Finance Corporation Leasing Operations 65.5% of Consolidated Revenue Manufacturing 2.1% of Consolidated Revenue Royal Wolf Asia-Pacific Operations 32.4% of Consolidated Revenue North America Operations 67.6% of Consolidated Revenue Leasing Operations 32.4% of Consolidated Revenue

Reconciliation of non-GAAP Measures A-2 Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income (loss) on a consolidated basis and from operating income (loss) for our operating units and the reconciliation of free cash flow on a consolidated basis from our statement of cash flows.

A-3

Reconciliation of Consolidated Adjusted EBITDA

(in thousands)	Year Ended June 30,									
	2011	2012	2013	2014*	2015	2016	2017	2018	2019	2020
Net income (loss)	($8,858)	$8,742	$11,413	$15,149	$13,045	($3,286)	($847)	($9,107)	($7,466)	$7,954
Add (Deduct) --										
Provision (benefit) for income taxes	2,958	5,360	8,195	11,620	8,697	(2,191)	(25)	(679)	5,820	6,695
Foreign currency exchange and other	(4,125)	(443)	(1,028)	1,372	273	309	351	5,887	3,513	(304)
Interest expense	20,293	12,743	10,969	11,952	21,096	19,648	19,653	33,991	35,344	26,386
Interest income	(487)	(157)	(58)	(52)	(68)	(97)	(66)	(112)	(191)	(663)
Depreciation and amortization	19,165	18,924	22,241	27,127	38,571	38,634	40,092	40,335	42,108	35,550
Impairment –goodwill/trade name	5,858	---	---	---	---	3,068	---	---	---	14,160
Share-based compensation expense	693	901	1,316	1,938	2,174	2,388	1,374	3,658	2,680	2,656
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	369	---	---	---	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	802	---	---	---	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	1,311	---	---	---	---	---	---	---	---	---
Expenses of postponed public equity offering	---	---	---	---	365	---	---	---	---	---
Inventory write-downs and related	---	---	---	---	---	1,630	---	---	---	---
Non-recurring severance costs and CEO retirement compensation at Royal Wolf	---	---	---	---	---	727	---	---	---	---
Refinancing costs not capitalized	---	---	---	---	---	---	437	---	506	---
Change in valuation of bifurcated derivatives in Convertible Note	---	---	---	---	---	---	---	13,719	24,570	5,386
Adjusted EBITDA	$37,979	$46,070	$53,048	$69,106	$84,153	$60,830	$60,969	$87,692	$106,884	$97,820

GeneralFINANCE CORPORATION

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

Reconciliation of Operating Unit Adjusted EBITDA – Pac-Van A-4 (in thousands) Year Ended June 30, 2013 2014 2015 2016 2017 2018 2019 2020 Operating income $8,403 $13,323 $18,425 $17,984 $19,551 $28,689 $39,497 $45,430 Add -- Depreciation and amortization 6,154 7,928 11,306 13,154 13,663 14,233 15,524 16,361 Share-based compensation expense 259 312 303 374 333 309 331 405 Inventory write-downs --- --- --- 123 --- --- --- --- Refinancing costs not capitalized --- --- --- --- 437 --- 448 --- Adjusted EBITDA $14,816 $21,563 $30,034 $31,635 $33,984 $43,231 $55,800 $62,196

(in thousands) Year Ended Year Ended June 30, December 31, 2013 2014 2015 2016 2017 2018 2019 2020 Operating income (loss) $15,033 $16,372 $8,233 ($1,541) ($3,916) $8,798 $14,236 ($11,284) Add -- Depreciation and amortization 5,356 8,013 11,345 10,529 9,666 9,161 8,936 6,373 Share-based compensation --- 1 11 22 41 41 33 48 Impairment of goodwill --- --- --- --- --- --- --- 14,160 Adjusted EBITDA $20,389 $24,386 $19,589 $9,010 $5,791 $18,000 $23,205 $9,297 Reconciliation of Operating Unit Adjusted EBITDA – Lone Star Tank Rental A-5

Reconciliation of Operating Unit Adjusted EBITDA – Royal Wolf A-6 (in thousands) Year Ended June 30, Year Ended June 30, 2013 2014 2015 2016 2017 2018 2019 2020 2020 Operating income A$26,397 A$29,977 A$25,672 A$17,637 A$14,340 A$17,207 A$18,998 A$25,586 US$17,209 Add (Deduct) -- Depreciation and Amortization 14,997 17,190 18,604 19,685 22,145 22,052 25,145 19,528 13,136 Share-based compensation expense 567 932 1,037 1,315 (83) 1,914 1,014 1,148 769 Non-recurring severance costs and CEO retirement compensation --- --- --- 975 --- --- --- --- --- Refinancing costs not capitalized --- --- --- --- --- --- 82 --- --- Adjusted EBITDA A$41,961 A$48,099 $A45,313 A$39,612 A$36,402 A$41,173 A$45,239 A$46,262 US$31,114

Reconciliation of Consolidated Free Cash Flow FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 Cash From Operations $18.5 $15.2 $34.9 $51.5 $38.2 $48.8 $35.3 $58.8 $52.1 $76.6 Add-back Changes in Fleet Inventory (1.6) 10.4 (4.8) (12.4) 3.2 (3.0) (4.0) (3.6) 5.3 (7.2) Adjusted Cash From Operations $16.9 $25.6 $30.1 $39.1 $41.4 $45.8 $31.3 $55.2 $57.4 $69.4 Cash From (Used In) Investing ($20.7) ($53.2) ($69.7) ($163.6) ($107.4) ($35.4) ($30.7) ($114.5) ($64.0) ($30.6) Add-back Business and Real Estate Transactions 0.9 4.6 14.6 90.7 44.4 10.4 5.0 88.3 18.6 2.2 Add-back Net Fleet Purchases 16.1 45.4 47.6 65.7 54.6 20.8 21.8 21.1 38.5 20.2 Adjusted Cash Used In Investing ($3.7) ($3.2) ($7.5) ($7.2) ($8.4) ($4.2) ($3.9) ($5.1) ($6.9) ($8.2) Free Cash Flow Prior to Net Fleet Activity and Acquisitions (1) $13.2 $22.4 $22.6 $31.9 $33.0 $41.6 $27.4 $50.1 $50.5 $61.2 ($ in millions) A-7 Prior to dividends paid on preferred stock.

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